SKEPTIC DISTILLERY CO.

FINANCIAL STATEMENTS

DECEMBER 31, 2018

SKEPTIC DISTILLERY CO.

CONTENTS

Independent Accountants' Review Report

Notes to the Financial Statements

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors
Skeptic Distillery Company
Melrose Park, Illinois

We have reviewed the accompanying financial statements of Skeptic Distillery Co., which comprise the balance sheet as of December 31, 2018 and 2017 and the related statements of income and retained earnings and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Respectfully submitted,

Cray, Kaiser Ltd.

CRAY, KAISER LTD.
Certified Public Accountants

Oakbrook Terrace, Illinois
October 14, 2019



EXHIBIT A

SKEPTIC DISTILLERY CO.
BALANCE SHEET
AS OF DECEMBER 31, 2018 AND 2017

ASSETS

	2018		2017	
CURRENT ASSETS:				
Cash and cash equivalents	$	5,240	$	12,089
Accounts receivable		27,888		-0-
Inventory		69,030		11,400
Total Current Assets	$	102,158	$	23,489
PROPERTY AND EQUIPMENT:				
Building	$	36,720	$	36,720
Machinery and equipment		28,598		12,826
Total Cost	$	65,318	$	49,546
Less: Accumulated depreciation		2,946		-0-
Total Property and Equipment	$	62,372	$	49,546
OTHER ASSETS:				
Deferred tax asset	$	40,700	$	8,800
Organizational costs, Net of amortization		3,953		7,339
Total Other Assets	$	44,653	$	16,139
TOTAL ASSETS	$	209,183	$	89,175

LIABILITIES AND STOCKHOLDER'S EQUITY

	2018		2017	
CURRENT LIABILITIES:				
Accounts payable	$	4,892	$	4,986
Accrued expenses		1,135		1,135
Total Current Liabilities	$	6,027	$	6,122
LONG-TERM LIABILITIES:				
Note payable - Related party	$	258,732	$	-0-
Deferred stock purchase		26,383		101,383
Total Long-Term Liabilities	$	285,115	$	101,383
STOCKHOLDER'S EQUITY:				
Common stock, No par value; 1,000 shares authorized, issued and outstanding	$	1,000	$	1,000
Paid-in capital		-0-		-0-
Retained earnings		(82,959)		(19,330)
Total Stockholder's Equity	$	(81,959)	$	(18,330)
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	209,183	$	89,175

See accompanying notes and independent accountants' review report.

SKEPTIC DISTILLERY CO.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
NET SALES	$ 36,792	$ -0-
COST OF SALES	8,842	-0-
GROSS PROFIT	$ 27,950	$ -0-
GENERAL, SELLING AND ADMINISTRATIVE EXPENSES:	118,495	31,517
LOSS FROM OPERATIONS	$ (90,545)	$ (31,517)
OTHER INCOME (EXPENSE):		
Interest expense	$ (5,023)	$ (1,135)
Other income	39	25,000
Total Other Income (Expense)	$ 4,984	$ 23,865
LOSS BEFORE PROVISION INCOME TAXES	$ (95,529)	$ (7,653)
Benefit from income taxes - Deferred	31,900	8,800
NET INCOME	$ (63,629)	$ 1,147
RETAINED EARNINGS, BEGINNING	(19,330)	(20,477)
RETAINED EARNINGS, ENDING	$ (82,959)	$ (19,330)

See accompanying notes and independent accountants' review report.

EXHIBIT C

SKEPTIC DISTILLERY CO.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (Exhibit B)	$ (63,629)	$ 1,147
Adjustments to reconcile net income to net cash		
used in operating activities:		
Depreciation and amortization	6,333	2,823
Deferred tax asset	(31,900)	(8,800)
Other non-cash items	-0-	(25,000)
Changes in assets and liabilities		
Increase in accounts receivable	(27,888)	-0-
Increase in inventory	(57,630)	(11,400)
(Decrease) Increase in accounts payable	(95)	4,987
Increase in accrued expenses	-0-	1,135
Net Cash Used In Operating Activities	$ (174,809)	$ (35,108)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	$ (15,772)	$ (49,546)
Purchase of organization costs	-0-	(10,162)
Net Cash Used In Investing Activities	$ (15,772)	$ (59,708)
CASH FLOWS FROM FINANCING ACTIVITIES:		
(Repayment) Proceeds from deferred stock purchase	$ (75,000)	$ 62,036
Note payable advances	258,732	-0-
Net Cash Provided By Financing Activities	$ 183,732	$ 62,036
Net Decrease In Cash and Cash Equivalents	$ (6,849)	$ (32,780)
Cash and Equivalents at Beginning of Year	12,089	44,870
Cash and Equivalents at End of Year	$ 5,240	$ 12,090

Supplemental Disclosure of Cash Flow Information:

Cash Paid During the Year For:		
Interest	$ -0-	$ -0-
Income taxes (net of refunds)	$ -0-	$ -0-
Cancellation of debt	$ -0-	$ 25,000

See accompanying notes and independent accountants' review report.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Skeptic Distillery Co. (the Company) was founded in 2014 and distills premier gin and vodka.

Principles of Accounting

The accounting policies of the Company conform to generally accepted accounting principles. The Company uses the accrual basis of accounting for both financial reporting and income tax purposes. Assets and liabilities are stated at fair value except for fixed assets, as stated below.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and that also affect revenues and expenses during the reporting period. Actual results could differ from those estimates. For example, in these financial statements, estimates are used to determine the useful life of depreciable assets.

Revenue Recognition

The Company recognizes revenues and trade receivables at the time goods are shipped.

Cash and Equivalents

The Company considers cash in the bank and on hand to be cash equivalents.

The Company places its cash with a high quality credit institution. At times, such cash may be in excess of the Federal Depository Insurance Corporation insurance limit. The Company routinely assesses the financial strength of its banking institution and, as a consequence, believes that its cash credit risk exposure is limited.

Accounts Receivable

Accounts receivable are uncollateralized customer obligations due under normal trade terms requiring payments within 30 days of the invoice date. Payments of accounts receivable are allocated to specific invoices identified on the customer's remittance advice. Unspecified or unidentified remittances are applied against the entire customer balance.

Accounts receivable is recorded net of an allowance for doubtful accounts. The Company establishes this allowance based on historical performance and projections of trends. In addition, specific reserves are established for specific customer accounts identified as known collection problems occur due to insolvency, disputes or other collection issues. The Company did not establish an allowance for doubtful accounts at December 31, 2018 or 2017, as management does not consider such an allowance necessary.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventories

Inventories are stated at the lower of cost or market, using the first-in, first-out ("FIFO") method.

Advertising

Advertising costs are charged to expense in the period incurred. Advertising expense was $25,509 and $3,846 for the years ended December 31, 2018 and 2017, respectively.

Concentration of Credit Risk

The Company's financial instruments that are exposed to concentration of credit risk consist primarily of trade receivables, as defined by the Risk and Uncertainties topic of the Financial Accounting Standards Board Accounting Standards Codification.

The Company has a diverse customer base throughout the United States. The Company performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral from its customers. Management believes that the allowance for doubtful accounts adequately provides for the normal credit losses, as well as for customers who have filed for protection under bankruptcy laws.

Property and Equipment

Property and equipment are stated at cost. Major improvements and renewals are capitalized, while maintenance and repairs which do not improve or extend the life of the respective assets, are expensed currently. For financial statement reporting purposes, depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Building	40 years
Machinery and equipment	7 years

For income tax purposes, depreciation is computed using methods allowed under the Modified Accelerated Cost Recovery System for all property.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company accounts for income taxes as required by the Income Tax topic of the Financial Accounting Standards Board Accounting Standards Codification. The Company files a federal and state income tax return.

The Company has adopted generally accepted accounting principles related to uncertain tax positions and has evaluated the tax positions taken for all open tax years. Currently, the 2017 and 2018 tax year is open and subject to examination by the Internal Revenue Service and Illinois Department of Revenue; however, the Company is not currently under audit nor has the Company been contacted by any of these agencies.

At December 31, 2018, the Company had net operating loss carryforwards of approximately $125,000 which will begin expiring in 2036. The potential future tax benefit of these net operating loss carryforwards is included in the net gross deferred tax asset.

Deferred Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Date of Management's Review

For the current reporting period, subsequent events were evaluated through October 14, 2019, which represents the date the financial statements were available to be issued.

Intangible Assets

Intangible assets consist of organizational costs. Amortization expense and accumulated amortization for the year ended December 31, 2018 amounted to $3,387 and $6,209. Amortization expense and accumulated amortization for the year ended December 31, 2017 amounted to $2,823. Amortization expense over the next two years is anticipated to be $3,387 and $565, respectively.

SKEPTIC DISTILLERY CO.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2018 AND 2017

NOTE 2 - INVENTORY

At December 31, 2018 and 2017, inventory consisted of the following:

	2018	2017
Finished goods	$ 18,190	$ -0-
Supplies	50,840	11,400
Total Inventory	$ 69,030	$ 11,400

NOTE 3 -DEFERRED STOCK PURCHASE

As of December 31, 2017, an individual loaned the Company $101,383 with a verbal agreement the balance would be converted to stock at a future date. During the year ending December 31, 2018, the sole shareholder loaned the Company $75,000 pay back a portion of the deferred stock purchase. The Company expects to convert the remaining deferred stock purchase amount into shares of non-voting common stock during the year ending December 31, 2019.

NOTE 4 - OPERATING LEASE

The Company leases warehouse space in Melrose Park, Illinois. The lease expires in April, 2027. Rent expense under the current lease agreement was $9,000 and $-0- for the years ended December 31, 2018 and 2017, respectively. Future minimum rental payments under the terms of the operating lease are as follows:

2019	$ 12,000
2020	12,000
2021	12,000
2022	12,000
Thereafter	52,000
Total minimum lease payments	$ 100,000

NOTE 5 - PENDING LITIGATION

During the normal course of business, the Company could be named as a defendant in various lawsuits. Although the Company would defend these claims vigorously, it is possible that such matters could have a material adverse effect on the Company's financial statements. Subsequent to year end, the Company is defending a claim filed in the Circuit Court of Cook County, Illinois. Management does believe the amount of loss, if any would be material to the financial statements. As management cannot reasonable estimate the amount of loss, if any. No accrual has been recorded related to this matter as of December 31, 2018 and 2017.

NOTE 6 - INCOME TAXES

The provision for (benefit from) income taxes for the year ended December 31, 2018 consists of the following:

	Federal	State	Total
Deferred	$ (28,800)	$ (11,900)	$ (40,700)

The significant component of deferred income taxes result from the Company's net operating loss carryforwards.

Deferred income tax assets at December 31, 2018 are as follows:

	Asset	Liability	Net
Federal	$ 28,800	$ -0-	$ 28,800
State	11,900	-0-	11,900
Total	$ 40,700	$ -0-	$ 40,700

As of December 31, 2017, deferred income tax assets consisted of $6,200 federal and $2,600 state.

The federal deferred tax asset and liability at December 31, 2018 are calculated using a future projected federal income tax rate of 21% based on the federal tax legislation passed in December 2017 and effective beginning January 1, 2018.

NOTE 7 - NOTE PAYABLE - RELATED PARTY

As of December 31, 2018, the Company has a promissory note with a related party in the amount of $258,732. The note bears interest at 3.31%, interest only payments payable December 31 each year. The outstanding balance is due and payable on December 31, 2022.